Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
IDEAL POWER INC.

Pursuant to Section 242 of
the General Corporation Law of the
State of Delaware

IDEAL POWER INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: Upon the Effective Time (as defined below), Article FOUR of the Corporation’s Certificate of Incorporation, relating to the authorized capital stock of the Corporation, is hereby amended to read in its entirety as set forth below:

Article 4. Authorized Capital Stock

The aggregate number of shares which the Corporation shall have authority to issue is 60,000,000 to be divided into (a) 50,000,000 shares of Common Stock, par value $.001 per share and (b) 10,000,000 shares of Preferred Stock, par value $.001 per share.

The Board of Directors is hereby empowered to cause the Preferred Stock to be issued from time to time for such consideration as it may from time to time fix, and to cause such Preferred Stock to be issued in series with such voting powers and such designations, preferences and relative, participating, optional or other special rights as designated by the Board of Directors in the resolution providing for the issue of such series. Shares of Preferred Stock of any one series shall be identical in all respects.

Upon the filing and effectiveness (the “Effective Time”) pursuant to the General Corporation Law of the State of Delaware of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each ten (10) shares of the Corporation’s Common Stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below. No fractional shares shall be issued at the Effective Time and, in lieu thereof, the fractional interest held by each stockholder who, immediately prior to the Effective Time, owns a number of shares of Common Stock which is not evenly divisible by ten (10) shall be reclassified and changed into one (1) share of Common Stock, par value $0.001 per share.

SECOND: This Certificate of Amendment shall become effective as of  August 19, 2019 at 10:00 a.m. Eastern Time.

THIRD: This Certificate of Amendment was duly adopted in accordance with Sections 222 and 242 of the General Corporation Law of the State of Delaware. The Board of Directors duly adopted resolutions setting forth and declaring advisable this Certificate of Amendment and directed that the proposed amendments be considered by the stockholders of the Corporation. The stockholders of the Corporation approved the proposed amendments by vote of the necessary number of shares and duly adopted this Certificate of Amendment at the Corporation’s annual meeting held on July 23, 2019.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed in its corporate name as of the 14th day of August, 2019.

IDEAL POWER INC.

By:	/s/ Timothy Burns

Name:	Timothy Burns

Title:	Chief Financial Officer & Corporate Secretary